Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399


[GRAPHIC OMITTED]                                                           News
North America's Railroad                                   FOR IMMEDIATE RELEASE



                                             Stock symbols: TSE: CNR / NYSE: CNI


                                                                       www.cn.ca



Canadian National is on the threshold of a "new era of growth," says President and Chief Executive Officer Paul M. Tellier


MONTREAL, April 19, 2000 -- Canadian National's entrepreneurial drive and readiness to embrace change have put CN on course for a "new era of growth," says CN President and Chief Executive Officer Paul M. Tellier.

"We are in a very strong position because, of all the railroads of North America, CN has been at the forefront of change," Tellier told CN's annual meeting of shareholders here today.

"We're not resistant to change. We are promoting change more quickly. We want to be the railroad for the new economy."

Tellier said CN made huge strides since it was privatized more than four years ago. Between 1995 and 1999:

     o   Revenue jumped 33 per cent to $5.2 billion;

     o   Operating income more than tripled to $1.5 billion;

     o Net income, excluding non-recurring items, nearly doubled to $746 million;

     o The operating ratio improved to an industry-leading 72 per cent from 89 per cent;

     o   CN's stock price on the Toronto Stock Exchange gained 144 per cent.

Today, CN also has the best balance sheet in the rail industry and strong free cash flow.

"But the numbers don't tell the whole story," Tellier said. "We're North America's railroad now - with a continental reach to three coasts. Above all, we've seen enormous change in CN's corporate culture. We've become more entrepreneurial and customer focused. We are widely acknowledged as the industry's leader in service."

Tellier said CN takes significant pride in the seamless integration of Illinois Central Corporation last year and the fruits of its service plan built on the concept of a scheduled railroad. That plan, he said, has improved on-time performance substantially, cut costs and improved asset utilization.

CN's regional organization also brought the railroad closer to its customers. "We want to be as nimble as a small railroad, and able to respond to the needs of smaller customers. But we still have the continental reach of a major carrier."

CN remains a "work in progress" despite these successes, Tellier said. "CN has made good progress through a strong focus on asset productivity and cost containment. But increasingly our future depends on profitably growing the business.

"We will not be satisfied until we give our shareholders the return they deserve.

"We still have a long way to go to give shippers the service they need to compete in their end markets. We do this, and we will increase shareholder value."

Tellier said CN remains fully committed to its proposed combination with Burlington Northern Santa Fe Corporation (BNSF). He said he is unhappy with the United State Surface Transportation Board's (STB's) unprecedented decision last month to impose a 15-month moratorium on rail mergers. That moratorium blocks CN and BNSF from filing a common control application with the regulatory agency.

"We are challenging the moratorium in court. Our objective is to secure a prompt STB review of our transaction, based on its own merits, so that the [CN/BNSF] combination can proceed in 2001."

The combination of CN and BNSF - the two most efficient railroads in North America with the strongest service records and financial performance - is "perfectly aligned with our economy and our customers' needs," Tellier said.

It will help shippers looking for ways to extend their market reach in fast-growing north-south trade corridors that reflect the increasing integration of the North American economy. Moreover, the combination will enable CN to compete better with trucks and give it the scope and financial clout to compete against the largest U.S. rail carriers.

Tellier said CN will continue its aggressive pursuit of new business and new efficiencies. This year management plans to achieve:

     o    A four per cent increase in revenue;

     o An operating ratio of 70 per cent, an improvement of two percentage points over 1999;

     o A 90 per cent on-time performance for carload and intermodal shipments.

CN and BNSF announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

Comprehensive information about the CN/BNSF combination is available at a new Web site, www.cn-bnsfcombination.com.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American

Railways, Inc. about the combination, because they contain important information. These documents may be obtained for free at the SEC Web site, www.sec.gov, or the Web site of the Canadian Securities Administrators, www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at
(514) 399-6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

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Contact: Mark Hallman
         System Director, Media Relations
         (416) 217-6390